Exhibit 99.1

The Hague, March 6, 2008

Nominations Supervisory Board AEGON N.V.

The Supervisory Board of AEGON N.V. will propose to shareholders at the upcoming Annual General Meeting of Shareholders (AGM) on April 23, 2008 to appoint Ms. Cecelia Kempler, Dr. Rob Routs, Mr. Dirk Verbeek and Mr. Ben van der Veer as members of the Supervisory Board for a four-year term. The appointment of Mr. Van der Veer will take effect as of October 1, 2008, when he retires as Chairman of the Board of KPMG in the Netherlands.

Ms. Cecelia Kempler (US nationality) is Director & Instructor at the Florida Atlantic University, Kaye School of Finance Insurance & Economics and an independent consultant on insurance industry matters. Previously, she was a partner at Dewey & LeBoeuf, an international law firm servicing insurance and reinsurance companies and financial institutions. Ms. Kempler serves on the Board of Directors of AEGON USA, from which she will step down upon appointment to the Supervisory Board of AEGON N.V.

Mr. Rob Routs (Dutch nationality) is Executive Director Oil Products & Chemicals at Royal Dutch Shell plc. Mr. Routs has held various positions at Shell, most recently as Group Managing Director Royal Dutch/Shell Group and President of Shell Oil Company in the US. Mr. Routs is Member of the Economic Development Board of Singapore International Advisory Council and of the Board of Directors of INSEAD.

Mr. Dirk Verbeek (Dutch nationality) is Vice-President Emeritus of Aon Group Inc. Before joining Aon in 1989, Verbeek held various positions at Citibank in Belgium, France and the Netherlands. Mr. Verbeek also serves on the Boards of Robeco Group, Aon Groep Nederland and Aon Jauch & Hübener Holdings and is chairman of the INSEAD Dutch Council.

Mr. Ben van der Veer (Dutch nationality) started his career at KPMG in the Netherlands in 1976 and became a partner of the Dutch firm in 1987. In 1997, he joined the Board of Management of KPMG in the Netherlands, and was elected chairman of the Board of Management in 1999. In this capacity he also joined the Board of the KPMG International network. In 2005, Mr. Van der Veer was also elected as Chairman of the Board of the KPMG region for Europe, Middle East and Africa. Mr. Van der Veer also serves on the Supervisory Board of UNICEF in The Netherlands and is a member of the Board of Management of VNO-NCW (the Confederation of Netherlands Industry and Employers).

In addition, the Supervisory Board will propose to re-appoint Mr. Irving W. Bailey, II for a second four-year term.

Furthermore, Ms. Toni Rembe and Mr. O. John Olcay will retire from the Supervisory Board upon reaching the end of their current term. Ms. Rembe was appointed to AEGON’s Supervisory Board in 2000 and Mr. Olcay in 1993. Mr. René Dahan, whose current term will end in 2008, has informed the Supervisory Board that he is not eligible for reappointment for personal reasons.

All matters mentioned above are contained in the agenda of the AGM on April 23, 2008, which will be available on AEGON’s corporate website www.aegon.com shortly.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL) 2008030602

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free)
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

®	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

®	Changes in the performance of financial markets, including emerging markets, such as with regard to:

o	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

o	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

®	The frequency and severity of insured loss events;

®	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

®	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

®	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

®	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

®	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

®	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

®	Acts of God, acts of terrorism, acts of war and pandemics;

®	Changes in the policies of central banks and/or governments;

®	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

®	Customer responsiveness to both new products and distribution channels;

®	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

®	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

®	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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